Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of Boston Therapeutics, Inc. (formerly AVANYX Therapeutics, Inc.) of our report dated September 27, 2010 relating to our audit of the statement of operations, changes in stockholders’ deficit and cash flows for the period from inception (August 24, 2009) to December 31, 2009 (not separately presented herein), appearing in the Prospectus, which is part of this Registration Statement.  Our report dated September 27, 2010 expresses an unqualified opinion and includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to our firm under the captions "Experts" in such Prospectus.

Caturano and Company, Inc.

Boston, Massachusetts
September 21, 2012